TAHOE RESOURCES ANNOUNCES FILING OF ANNUAL REPORT ON FORM 40-F

VANCOUVER, British Columbia – March 30, 2017 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO; NYSE: TAHO) today announced that the Company has filed its 2016 Annual Report on Form 40-F with the United States Securities Exchange Commission on EDGAR at www.sec.gov/edgar.

Copies of the Company’s financial statements are available through the Company's website at www.tahoeresources.com. Hard copies may be requested, free of charge, by calling 416-703-6298 or by emailing investors@tahoeresources.com.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as s THO and on the NYSE as TAHO.

For further information, please contact:
Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298